Exhibit 4.1

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the terms of the common stock of Creative Medical Technology Holdings, Inc. is not complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and our Bylaws.

General

Our current authorized capital stock consists of 6,000,000,000 shares of common stock, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which we have designated 3,000,000 shares as Series A Preferred Stock. Our Board of Directors can, without shareholder approval, cause additional shares of preferred stock to be issued and may determine the price, rights, preferences, privileges and restrictions, including voting rights, of those additional shares. If our Board of Directors causes additional shares of preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. Our Board of Directors’ ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Additional preferred shares issued by our Board of Directors could include voting rights, or even super voting rights, which could shift the ability to control the Company to the holders of the preferred stock. Additional preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, additional preferred shares could have preference in the event of liquidation of the Company, which means that the holders of additional preferred shares would be entitled to receive the net assets of the Company distributed in liquidation before the common stock holders receive any distribution of the liquidated assets. We have no current plans to issue any additional shares of preferred stock.

Common Stock

We are authorized to issue up to 6,000,000,000 shares of $0.001 par value common stock. The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by our Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred shareholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Under Nevada corporate law, holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to our Board of Directors.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of $0.001 par value preferred stock, of which 3,000,000 shares have been designated as Series A Preferred Stock and were issued to our Chief Executive Officer in January 2018. The Series A Preferred Stock has the following rights and preferences:

•          Upon liquidation, holders of shares of Series A Preferred Stock then outstanding will be entitled to receive, before any payment is made or any assets distributed to the holders of the common stock, an amount per share of the Series A Preferred Stock equal to $0.05 plus simple interest at the rate of 8% per annum from the issuance date of the outstanding shares of Series A Preferred Stock;

•          Each Share of Series A Preferred Stock entitles the holder thereof to vote with the holders of common stock, voting together as a single class, with respect to any and all matters presented to the holders of common stock and entitles each share of Series A Preferred Stock to cast 30 votes per share;

•          On or after the fourth anniversary of the issuance date of shares of the Series A Preferred Stock, the Company, at its option, may redeem all, but not less than all, of the outstanding shares of Series A Preferred Stock by paying to the holder a cash amount equaling $0.05 plus simple interest at the rate of 8% per annum from the date of issuance of the shares, plus any accrued and unpaid dividends thereon to the date fixed for redemption; and

•          The Series A Preferred Stock is not convertible into common shares or any other class of authorized stock of the Company.

Nevada Anti-Takeover Laws

The Nevada “Acquisition of Controlling Interest” statutes generally provide that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: (1) 20 to 33 1/3%, (2) 33 1/3 to 50%, or (3) more than 50%. A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the corporation. Our Articles of Incorporation and Bylaws do not exempt our common stock from the control share acquisition act. The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the act. An Issuing Corporation is a Nevada corporation, which; (1) has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada; and (2) does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 shareholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of the company, regardless of whether such acquisition may be in the interest of our shareholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of the company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (3) representing 10% or more of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (2) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (3) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock. The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of the company from doing so if it cannot obtain the approval of our board of directors.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends for the foreseeable future.